# SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

## SCHEDULE 13D

**Under the Securities Exchange Act of 1934**

**(Amendment No. 1)\***

### Bishop Capital Corporation

(Name of Issuer)

### Common Stock, $0.01 par value

(Title of Class of Securities)

### 09141T 10 7

(CUSIP Number)

### Robert Robotti
### c/o Robotti & Company, Incorporated
### 52 Vanderbilt Avenue
### New York, New York 10017

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

### June 17, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

**Note**: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 13d-7 for other parties to whom copies are to be sent.

\*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1. Names of Reporting Persons.
   Robert E. Robotti
   I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b) x

3. SEC Use Only

4. Source of Funds
   AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization
   United States

| Number of | 7. Sole Voting Power: -0- |
| Shares | |
| Beneficially | 8. Shared Voting Power: 51,416 |
| Owned by | |
| Each | 9. Sole Dispositive Power: -0- |
| Reporting | |
| Person With | 10. Shared Dispositive Power: 51,416 |

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    51,416

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [  ]

13. Percent of Class Represented by Amount in Row (9)
    5.7%

14. Type of Reporting Person (See Instructions)
    IN

1. Names of Reporting Persons.
   Robotti & Company, Incorporated
   I.R.S. Identification Nos. of above persons (entities only).
   11-2627501

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b) x

3. SEC Use Only

4. Source of Funds
   WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [   ]

6. Citizenship or Place of Organization
   New York

| Number of Shares Beneficially Owned by Each Reporting Person With | |
|---|---|
| 7. Sole Voting Power: -0- | |
| 8. Shared Voting Power: 200 | |
| 9. Sole Dispositive Power: -0- | |
| 10. Shared Dispositive Power: 200 | |

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    200

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [   ]

13. Percent of Class Represented by Amount in Row (9)
    Less than 1%

14. Type of Reporting Person (See Instructions)
    CO

1. Names of Reporting Persons.
   Robotti & Company, LLC
   I.R.S. Identification Nos. of above persons (entities only).
   65-1191184

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b) x

3. SEC Use Only

4. Source of Funds
   WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization
   New York

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power: -0-

8. Shared Voting Power: 3,500

9. Sole Dispositive Power: -0-

10. Shared Dispositive Power: 3,500

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    3,500

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (9)
    Less than 1%

14. Type of Reporting Person (See Instructions)
    CO

1. Names of Reporting Persons.
   The Ravenswood Investment Company, L.P.
   I.R.S. Identification Nos. of above persons (entities only).
   11-2474002

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b) x

3. SEC Use Only

4. Source of Funds
   WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization
   New York

| Number of Shares Beneficially Owned by Each Reporting Person With | |
|---|---|
| 7. Sole Voting Power: -0- | |
| 8. Shared Voting Power: 47,716 | |
| 9. Sole Dispositive Power: -0- | |
| 10. Shared Dispositive Power: 47,716 | |

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    47,716

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (9)
    5.3%

14. Type of Reporting Person (See Instructions)
    PN

This Statement on Schedule 13D Amendment No. 1, dated June 23, 2004 (this "Amendment No. 1"), is being filed on behalf of Robert E. Robotti ("Robotti"), Robotti & Company, Incorporated, a New York corporation ("ROBT"), Robotti & Company, LLC, a New York limited liability corporation ("Robotti & Company"), and The Ravenswood Investment Company, L.P., a New York limited partnership ("RIC" together with Robotti, ROBT and Robotti & Company, the "Reporting Persons").

This Amendment No.1 amends the Statement on Schedule 13D with respect to the Common Stock, $0.01 par value per share, of Bishop Capital Corporation (the "Bishop Capital" or the "Issuer") filed on May 28, 2004 with the Securities and Exchange Commission as specifically set forth herein.

## Item 4.          Purpose of Transaction

**Item 4 is hereby amended to add the following:**

(i) On June 17, 2004, RIC sent a letter to Bishop Capital, attached as Exhibit 4 hereto and incorporated by reference herein, in which RIC, inter alia, reiterated its proposal to acquire Bishop Capital for $1,121,277.50, subject to the terms and conditions set forth therein.

(ii) On June 17, 2004, RIC also sent a letter to Bishop Capital, attached as Exhibit 5 here to and incorporated by reference herein, notifying Bishop Capital that it may solicit Bishop Capital's shareholders with respect to the Special Meeting of Shareholders of Bishop Capital (the "Special Meeting") contemplated by Schedule 14A Preliminary Proxy Statement Amendment No.4 filed by Bishop Capital on June 15, 2004, with the Securities and Exchange Commission or communicate with shareholders of Bishop Capital with respect to the solicitation of proxies by Bishop Capital at such Special Meeting.  In connection therewith, RIC demanded, pursuant to Rule 14a-7 of the Exchange Act of 1934, to receive records and documents of Bishop Capital relating to record and beneficial holders of the Bishop Capital common stock.

## Item 7.          Materials To Be Filed As Exhibits

**Item 7 is hereby amended to add the following:**

(4)    Letter sent June 17, 2004 from The Ravenswood Investment Company, L.P. to Robert E. Thrailkill, Chairman of the Board of Directors, Bishop Capital Corporation with respect to RIC's proposal to purchase Bishop Capital.

(5)    Letter sent June 17, 2004 from The Ravenswood Investment Company, L.P. to Robert E. Thrailkill, Chairman of the Board of Directors, Bishop Capital Corporation with respect to RIC's possible solicitation of or communication with shareholders and its demand pursuant to Rule 14a-7.

**SIGNATURE**

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    June 23, 2004

By:   /s/ Robert E. Robotti
         Name: Robert E. Robotti

Robotti & Company, LLC

By    Robotti & Company, Incorporated
         Parent Holding Company of
         Robotti & Company, LLC

By:   /s/ Robert E. Robotti
         Name: Robert E. Robotti
         Title: President and Treasurer of
         Robotti & Company, Incorporated

The Ravenswood Investment Company, L.P.

By:   Ravenswood Management Company, L.L.C.
         General Partner of
         The Ravenswood Investment Company, L.P.

By:   /s/ Robert E. Robotti
         Robert E. Robotti
         Title: Managing Member of
         Ravenswood Management Company, L.L.C.

**EXHIBIT INDEX**

The following documents are filed herewith:

|  | EXHIBIT | PAGE |
|---|---|---|
| (1) | Joint Filing Agreement dated June 21, 2004 by and between Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Ravenswood Management Company, L.L.C., and The Ravenswood Investment Company, L.P. | Previuosly Filed |
| (2) | Letter dated January 27, 2004 from The Ravenswood Investment Company, L.P. to Robert E. Thrailkill, Chairman of the Board of Directors, Bishop Capital Corporation with respect to RIC's proposal to purchase Bishop Capital issued and outstanding shares. | Previously Filed |
| (3) | Letter dated May14, 2004 from The Ravenswood Investment Company, L.P. to Robert E. Thrailkill, Chairman of the Board of Directors, Bishop Capital Corporation with respect to RIC's increase offer of Bishop Capital's issued and outstanding shares. | Previously Filed |
| (4) | Letter sent June 17, 2004 from The Ravenswood Investment Company, L.P. to Robert E. Thrailkill, Chairman of the Board of Directors, Bishop Capital Corporation with respect to RIC proposal to purchase Bishop Capital. | Page 9 |
| (5) | Letter sent June 17, 2004 from The Ravenswood Investment Company, L.P. to Robert E. Thrailkill, Chairman of the Board of Directors, Bishop Capital Corporation with respect to RIC's possible solicitation of or communication with shareholders and its demand pursuant to Rule 14a-7. | Page 12 |

EXHIBIT 4


Ravenswood Investment Company, L.P.
52 Vanderbilt Avenue
New York New York 10017
212-986-4800


June 16, 2004

**VIA FACSIMILE AND UPS NEXT DAY AIR**

Robert E. Thrailkill
Chairman of the Board of Directors
Bishop Capital Corporation
716 College View Drive
Riverton, WY 82501

Dear Mr. Thrailkill:

We are in receipt of the letter from A. Thomas Tenenbaum, Esq. of Tenenbaum & Kreye, counsel to Bishop Capital Corporation (the "Company"), a copy of which is enclosed herewith as Annex A.

1.     In our letter to you dated May 14, 2004, Ravenswood Investment Company, LP ("Ravenswood") set forth its willingness to offer $1.25 per share in cash for each outstanding share of the Company, subject to the conditions set forth therein.  Ravenswood set forth the offer in terms of cash on a per share basis in order to make it clear to the Board of Directors of the Company that Ravenswood's offer was superior to the Company's proposed offer of (i) $1.00 per pre-split share to shareholders holding fractional shares following the Company's proposed reverse split and (ii) nothing to shareholders who would hold whole shares following the reverse split.

In order that our offer can be understood by the Company's Board of Directors and its advisors, we would like to clarify it.  Ravenswood hereby sets forth its willingness to offer $1,121,277.50 to purchase the Company (or $1.25 per share in cash for each of the 897,022 shares of the Company outstanding as of February 13, 2004, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2003).  Possibly, depending upon what due diligence might reveal, we may be willing offer more on a per share basis.  The proposed transaction could be structured as a sale of the company, a sale of substantially all of its assets, a merger, a tender offer or otherwise.  Our proposal, however, is once again conditioned upon satisfactory completion of due diligence, obtaining all necessary consents and approvals, including approval of the Board of Directors and shareholders, waiver of any anti-takeover provisions, and certain other customary conditions, including no material adverse change in the Company's business and confirmation that there are appropriate reserves for contingent liabilities. We are prepared to enter into a confidentiality and exclusivity agreement and commence work immediately in order to satisfy the due diligence contingencies. In addition, we are prepared to utilize our available working capital to complete the proposed transaction.

The consideration of $1,121,277.50 which equates to $1.25 on a per share basis represents a 25% premium to the amount offered to those shareholders who would otherwise be entitled to $1.00 per share under the Company's most recent proposed reverse split plan. Our offer also would provide shareholders who would receive nothing under the Company's reverse stock split immediate liquidity and the immediate opportunity to maximize their investment in the Company.

2.     We believe the existence of an all cash offer to **all** shareholders at a price 25% greater than the amount offered only to those shareholders who would hold fractional shares after the proposed reverse split would be material to all shareholders in making their decision whether to vote for the proposed reverse split. We also believe that shareholders would like to hear the reasons for the Board of Directors' failure to investigate this offer.

3.     A large portion of the Company's business consists of ownership interests in several real estate limited partnerships and a natural gas royalty interest. We noticed, in the discussion of the fairness of the transaction in the Company's Schedule 14A Preliminary Proxy Statement Amendment No. 4 filed by the Company on June 15, 2004, with the Securities and Exchange Commission, the conspicuous absence of any discussion of a report, opinion or appraisal done with respect to the real estate assets underlying the Company's real estate limited partnerships or the assets underlying the natural gas royalty interest. Have any reports, opinions or appraisals been performed with respect to any such assets? If so, we believe that this information would be material to shareholders, especially, as we have previously noted, the great discrepancy between the cost of the Company's real estate on the books of the Company and the proposed sale prices (see our letter to you dated May 14, 2004, attached as Exhibit 2 to the Schedule 13D of Ravenswood and the other parties thereto with respect to the Company filed with the Commission on January 27, 2004).

4.     In the event that the Company determines that it requires additional liquidity, we would be happy to discuss our purchase of some or all of the Company's assets as well as the possibility of purchasing stock from or lending cash to the Company.

Please contact Robert E. Robotti at (212) 986-4800 or Matthew J. Day, Esq. at (212) 673-0484 to discuss Ravenswood's proposal and how we can move forward on it as soon as possible

Very truly yours,

The Ravenswood Investment Company, L.P.

By:  /s/ Robert E. Robotti
  Name: Robert E. Robotti
  Title:  Managing Member of Ravenswood
  Management Company, L.L.C., which
  serves as the General Partner of The
  Ravenswood Investment Company, L.P.

cc: A. Thomas Tenenbaum, Esq. (via fax 720-529-9003 and UPS Next Day Air)
  Tenenbaum & Kreye LLP
 Paul Fischer, Esq. (via fax 202-942-9635 and U.S. Mail)
  Securities and Exchange Commission, Division of Corporation Finance

<u>ANNEX A</u>

Tenenbaum & Kreye LLP
Attorneys at Law
Plaza Tower One, Suite 2025
6400 S. Fiddler's Green Circle
Englewood, Colorado 80111
Ph: 720.529.0900
Fx: 720.529.9003

June 3, 2004

Robert E. Robotti
The Ravenswood Investment Company, L.P.
52 Vanderbilt Avenue
New York, New York 10017-3808

***Re: Bishop Capital Corporation***

Dear Mr. Robotti

    This firm is counsel to Bishop Capital Corporation.  We are responding to your January 27 and May 14, 2004 letters regarding: 1) a proposed offer to purchase all issued and outstanding shares of the Company; and 2) the Company's valuation of fractional shares.  Please be advised that:

    1.   The Company does not have the ability to satisfy the proposed offer requirement for the purchase and sale of all issued and outstanding shares.  For this, among other reasons, the Company cannot accept the proposed offer and did not give it further consideration.

    2.   Disclosure of the proposed offer is not required by applicable rules and regulations of the United States Securities and Exchange Commission.

    3.   The valuation basis of the fractional share price is fully described in the Preliminary Proxy Statement dated April 16, 2004 at pp. 11-14.  The proposed offer price for all issued and outstanding shares was not a factor.

    4.   The considerations regarding non-independent board determination of value and procedural fairness are described in the Proxy Statement at pp. 14-15.

                      Very truly yours,

                      /s/ A. Thomas Tenenbaum
                      A. Thomas Tenenbaum
                      For the Firm

cc:    Robert E. Thrailkill, Chairman
       Bishop Capital Corporation

EXHIBIT 5

Ravenswood Investment Company, L.P.
52 Vanderbilt Avenue
New York New York 10017
212-986-4800

June 16, 2004

**VIA FACSIMILE AND**
**UPS NEXT DAY AIR**

Robert E. Thrailkill
Chairman of the Board of Directors
Bishop Capital Corporation
716 College View Drive
Riverton, WY 82501

Dear Mr. Thrailkill:

The Ravenswood Investment Company, LP ("Ravenswood") is the beneficial holder of shares of Common Stock, $.01 par value per share (the "Shares"), of Bishop Capital Corporation (the "Company"). Ravenswood may solicit the Company's shareholders with respect to the Special Meeting of Shareholders of the Company (the "Special Meeting") contemplated by Schedule 14A Preliminary Proxy Statement Amendment No. 4 filed by the Company on June 15, 2004, with the Securities and Exchange Commission or communicate with shareholders of the Company with respect to the solicitation of proxies by the Company at such Special Meeting. As the Company's proposed solicitation is subject to Rule 13e-3 under the Exchange Act, Ravenswood hereby elects to receive the information set forth below in accordance with Rule 14a-7(b)(1)(i) under the Exchange Act. For the purpose of communicating with such shareholders for such purposes, Ravenswood hereby demands, pursuant to Rule 14a-7 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to receive the following records and documents of the Company:

(a) A complete printed record or list of the holders of the Company's outstanding shares of voting stock (the "Shares"), certified by the Company or its transfer agent(s) and registrar(s), including banks, brokers and similar entities, showing the names and addresses of each holder of the Company's Shares and the number of Shares registered in the name of each such holder.

(b) A computer disc list of the information set forth in (a) above, together with such computer processing data and instructions as are necessary for Ravenswood to make use of such computer disc.

(c) All information in the Company's possession, or which can reasonably be obtained from nominees of any central certificate depository system, concerning the number and identity of the actual beneficial owners of Shares, including an alphabetical breakdown of any holdings in the respective names of Cede & Co. or any other or similar nominee for the accounts of customers or otherwise.

(d) A list or lists containing the name, address and number of Shares attributable to any participant in any Company employee stock ownership plan, stock ownership dividend reinvestment plan, or comparable plan of the Company in which voting decisions with respect to the Shares held by such plan are made, directly or indirectly, individually or collectively, by the participants in the plan, and a computer disc for such list with the same information as in (b) above.

(e) All information in or which comes into the Company's possession or control, or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees relating to the names of the beneficial owners of Shares and a NOBO list and computer disc in descending order balance (such information is readily available to the Company under Rule 14b-1(b) of the Securities Exchange Act of 1934) or such other format as may be currently in the possession of the Company.

(f) The names of any holder of the Company's Shares at a shared address that have consented to delivery of a single copy of proxy materials to a shared address under Rule 14a-3(e)(1).

(g) To the extent not already demanded, any computer disc or other medium suitable for use by computer or word processor which contains any or all of the information encompassed by this demand, together with any program, software (other than standard word processing software), manual or other instructions necessary for the practical use of the information demanded by items (a) through (g).

Ravenswood demands that the foregoing information be current as of the close of business on the date hereof, or as close thereto as possible.

Ravenswood further demands that modifications, additions or deletions to any and all information referred to in paragraphs (a) through (g) be immediately furnished to it as such modifications, additions or deletions become available to the Company or its agent or representatives through the date of the Special Meeting.

A copy of the most recently filed amendment of the Schedule 13D of Ravenswood, filed with the Securities and Exchange Commission on May 28, 2004 under the Exchange Act, is enclosed herewith in satisfaction of the requirement of 14a-7(c)(1) under the Exchange Act.

The affidavit required by Rule 14a-7(c)(2) is also enclosed herewith.

With respect to this demand, Ravenswood is aware of and will comply with its obligations under the provisions of paragraphs (d) and (e) of Rule 14a-7 under the Exchange Act.

Your attention is also specifically called to Rule 14a-7 under the Exchange Act with respect to the time requirements for your response to this request and the information you must provide.

Please sign and date the enclosed copy of this letter and return it to the undersigned in the enclosed addressed, postage-paid envelope.

Please contact Robert E. Robotti at (212) 986-4800 or Matthew J. Day, Esq. at (212) 673-0484 to discuss Ravenswood's proposal and how we can move forward on it as soon as possible

Very truly yours,

The Ravenswood Investment Company, L.P.

By:  /s/ Robert E. Robotti
       Name: Robert E. Robotti
       Title:  Managing Member of Ravenswood
       Management Company, L.L.C., which
       serves as the General Partner of The
       Ravenswood Investment Company, L.P.

Receipt Acknowledge:

_____

_____
Date


cc:    A. Thomas Tenenbaum, Esq. (via fax 720-529-9003 and UPS Next Day Air)
          Tenenbaum & Kreye LLP
        Paul Fischer, Esq. (via fax 202-942-9635 and U.S. Mail)
          Securities and Exchange Commission, Division of Corporation Finance

AFFIDAVIT

STATE OF NEW YORK    )
                                 ) ss.:
COUNTY OF NEW YORK  )

ON THIS 16th day of June, 2004, I, Robert E. Robotti, having been duly sworn according to law, do hereby depose and say:

1.  I am Managing Member of Ravenswood Management Company, L.L.C., which serves as the General Partner of The Ravenswood Investment Company, L.P. ("Holder"), and am duly authorized to make this affidavit.

2.  I have read the letter of June 16, 2004, addressed to Robert E. Thrailkill, Chairman of the Board of Directors, Bishop Capital Corporation (the "Company"), a Wyoming corporation, requesting the record of shareholders of the Company (the "Demand"). I have knowledge of the facts stated in the Demand, and they are true and correct to the best of my knowledge, information and belief.

3.  I am authorized to make the Demand on behalf of Holder, I have executed this Demand, and the Demand is my act and deed.

4.  Holder is currently the beneficial holder of 47,716 shares of Common Stock of the Company, par value $.01 per share.

5.  The information requested in the Demand is intended to be used for the purpose of soliciting the Company's shareholders with respect to the Special Meeting of Shareholders of the Company (the "Special Meeting") contemplated by Schedule 14A Preliminary Proxy Statement Amendment No. 4 filed by the Company on June 15, 2004, with the Securities and Exchange Commission or communicating with shareholders of the Company with respect to the solicitation of proxies by the Company at such Special Meeting.

6.  Holder will not use the information requested in the Demand for any purpose other than to solicit shareholders of the Company with respect to the Special Meeting or communicate with such shareholders with respect to the solicitation of such shareholders by management of the Company, and Holder will not  disclose such information to any person other than employees or agents of the Holder to the extent necessary to effectuate such solicitation  or communication by Holder.

Very truly yours,

The Ravenswood Investment Company, L.P.

By: /s/ Robert E. Robotti
    Name: Robert E. Robotti
    Title:  Managing Member of Ravenswood
    Management Company, L.L.C., which
    serves as the General Partner of The
    Ravenswood Investment Company, L.P.


SWORN TO AND SUBSCRIBED before me this 16 day of June, 2004.
                                    /s/ Daniel Depalma

                                    Notary Public


                            Daniel DePalma
                    Notary Public, State of New York
                            No. 01DE5024985
                        Qualified in Nassau County
                    Certificate Filed In New York County
                    Commission Expires March 21, 2006

[Copy of Statement on Schedule 13D filed with the Securities and Exchange Commission on May 28, 2004 by Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, and The Ravenswood Investment Company, L.P. with respect to the Common Stock, $0.01 par value per share, of Bishop Capital Corporation omitted.]